Unpublished Space LLC (the "Company") a Georgia Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Unpublished Space LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 7, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,144	4,853
Total Current Assets	2,144	4,853
Non-current Assets		
Intangible Assets: Software Development, net of Accumulated Amortization	90,633	133,935
Total Non-Current Assets	90,633	133,935
TOTAL ASSETS	92,777	138,788
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	54,771	20,471
Accrued Interest	26,659	20,471
Total Current Liabilities	81,430	40,942
Long-term Liabilities		
Notes Payable - Related Party	163,875	146,579
Total Long-Term Liabilities	163,875	146,579
TOTAL LIABILITIES	245,305	187,521
EQUITY		
Member's Capital	(152,528)	(48,733)
Total Equity	(152,528)	(48,733)
TOTAL LIABILITIES AND EQUITY	92,777	138,788

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/20	36,925
Capital Contributions	40,059
Net Income (Loss)	(125,716)
Ending Balance 12/31/2020	(48,733)
Net Income (Loss)	(103,796)
Ending Balance 12/31/2021	(152,528)

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	5,299	6,003
Operating Expenses		
Advertising and Marketing	4,836	3,349
General and Administrative	41,449	74,691
Rent and Lease	5,251	5,105
Amortization	43,303	43,303
Total Operating Expenses	94,839	126,448
Operating Income (loss)	(89,541)	(120,445)
Other Income		
Other	-	-
Total Other Income	-	-
Other Expense		
Interest Expense	14,255	5,271
Total Other Expense	14,255	5,271
Provision for Income Tax	-	-
Net Income (loss)	(103,796)	(125,716)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(103,796)	(125,716)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	43,303	43,303
Accounts Payable	34,300	20,471
Accrued Interest	14,255	5,271
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	91,858	69,046
Net Cash provided by (used in) Operating Activities	(11,937)	(56,671)
INVESTING ACTIVITIES		
Software Development Costs	-	(4,026)
Net Cash provided by (used in) Investing Activities	-	(4,026)
FINANCING ACTIVITIES		
Member Contributions	-	40,059
Proceeds on Loans Payable - Related Party	9,229	27,754
Payments on Loans Payable - Related Party	-	(4,923)
Net Cash provided by (used in) Financing Activities	9,229	62,890
Cash at the beginning of period	4,853	2,660
Net Cash increase (decrease) for period	(2,708)	2,193
Cash at end of period	2,145	4,853

Unpublished Space LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Unpublished Space LLC ("the Company," trademarked as USPACE) was formed in Georgia on May 14, 2018. The Company does business as Virtual Storefronts by USPACE. The Company sells subscriptions to our Merchant Customers as "Storefronts" that are hosted as unique web page listings at Virtualstorefronts.com. Virtual Storefronts is a SaaS platform that provides a web presence called a "Storefront" to small, locally owned, non-franchise businesses and local organizations for a monthly or annual subscription.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years. As of December 31st, 2021, the gross carrying amount of capitalized costs were $220,542, accumulated amortization was 129,909, and the net carrying value was $90,633.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a subscription service to Merchants and Organizations. The Company's payments are generally collected at the time of service or initiation of services by credit card on a recurring monthly or annual basis. The Company's primary performance obligation is to maintain a streamlined, responsive software product that conforms to technology consumers' expectations with maximum uptime for both sides of our market: Shoppers and Shop Owners. The Storefront also performs as a Search Engine Optimization tool for businesses using our service, making local businesses more visible for more items to Google and other search engines. Revenue is collected for service of one month to one year and is recognized over the life of the subscription as performance obligations are satisfied.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-Based Compensation

At the present time, the company does not have an equity-based compensation plan.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2021, the Company had outstanding notes payable to related parties in the amount of $163,875. See "Note 5 – Debt".

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company rents office space on a month-to-month basis for $400 per month.

Lease Maturities 5 Years Subsequent to 2021

Year	Amount
2022	4,800
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 5 – DEBT

In FY 2019, the Company entered into a loan agreement totaling $100,000 over the course of the year for the purpose of software development of the USPACE Network, the original product developed by Unpublished Space LLC that was mothballed in June 2020. The loan was issued from a State Farm Life Insurance Policy owned by HAB Irrevocable Trust at a 5% interest rate. The total annual interest accrued on the loan, been paid annually in December 2020 and December 2021. As of December 31, 2021, the interest rate on the loan is 6.69% and the outstanding balance is $106,808.

The CEO's mother has personally made non-securitized loans from 2019 to 2021 to the Company that have been aggregated into a single Note totaling $69,382.77 including interest. As of December 31, 2021, the interest rate on the loan is 6.69% and the outstanding balance is $69,382. The amount is due on demand.

The Company entered into a Loan agreement with an owner of the company totaling $2,500. As of December 31, 2021, the interest rate on the loan is 2.55% and the outstanding balance is $838 including interest. The amount is due on demand.

An investor, and financial advisor to the Company, has provided 3 loans for financial services over the years 2021 and 2022 in the amounts of $3,500, $3,800, and $3,500. As of December 31, 2021, the interest rates on the loans range from 0.18% to 2.88%, and the outstanding balances are $3,501 and $3,800 including interest. The amount is due on demand.

An investor, and financial advisor to the Company, provided a loan of $10,000, with an interest rate of 0.33%, in Dec 2021 that is scheduled to convert to 1% Class B Ownership equity at the end of 2022. The amount is due on demand.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	163,875
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The company is an LLC with A, B, and C classes of membership interest. As of December 31, 2021, the Company has authorized and issued: 1,804,500 Class A Membership Units, 100,000 Class B Membership Units, and 95,500 Class C Membership Units.

Class A ownership is voting equity based on a financial investment. Class B ownership is non-voting equity based on financial investment. Class C ownership is non-voting equity in compensation for services provided to the Company. The Company has never re-issued shares, diluted shares or offered options on shares.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 7, 2022, the date these financial statements were available to be issued.

In February 2022, the Company issued an angel investor $25,000 in Class B equity at a $5,000,000 valuation.

In August 2022, the Company issued an angel investor $25,000 in Class B equity at a $15,000,000 valuation.

In December 2022, an investor, and financial advisor to the Company, converted $10k in loans into 1% of Class B Equity in the Company.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows during the years presented and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.